Exhibit 99.1

Vermilion Energy Inc. CEO, Lorenzo Donadeo to Retire; Anthony Marino, President and COO to Succeed Donadeo as President and CEO

CALGARY, Nov. 30, 2015 /CNW/ - Vermilion Energy Inc. ("Vermilion", "the Company", "We", "Us", or "Our") (TSX, NYSE: VET) Co-founder and Chief Executive Officer Lorenzo Donadeo today announced publicly his intention to retire as CEO effective March 1, 2016, at which time he will transition to his new role as Chair of the board of directors.  Larry Macdonald, the Company's current Chair will transition to the newly created role of Lead Director.  In line with the Company's succession plan, the board of directors announced Anthony Marino, Vermilion's current President and Chief Operating Officer will assume the role of President and CEO upon Mr. Donadeo's retirement.

"Lorenzo co-founded Vermilion in 1994 and has been integral to the Company's success since that time.  Over that 22-year period, Vermilion has grown from a public company with no assets to an established international leader with production targeting approximately 64,000 boe per day in 2016," stated Larry Macdonald, Chair of the board of directors.  "Vermilion began with an initial share price of only 35 cents in 1994.  When cumulative dividends are added to Vermilion's current share price, the Company has successfully delivered value totalling approximately $68 per share to our shareholders.  Lorenzo's leadership, vision, focus and direction have been instrumental in achieving these impressive returns.  On behalf of the board of directors I want to thank Lorenzo for his significant contributions to our Company, our industry and to our community.  We look forward to continuing to work with Lorenzo in his new capacity as Chair and wish him all the best in the future."

"Executive development and succession planning is a top priority and key responsibility of the board of directors," stated Larry Macdonald.  "The board has continually placed a significant focus on long-term succession planning.  Since his recruitment to Vermilion in 2012, Tony has demonstrated an exceptional aptitude for critical thinking and leadership in addition to his commercial acumen and an unrelenting bottom line focus that will serve the Company well in the years ahead.  The board is confident in our choice of Tony as Lorenzo's successor and look forward to Vermilion's future under his leadership."

Lorenzo Donadeo co-founded Vermilion in 1994 as Executive Vice President and Chief Operating Officer and assumed the role of President and CEO in January, 2003.  Under Lorenzo's leadership, Vermilion tripled its production and firmly established its legacy as one of Canada's leading international producers with strong positions in North America, Europe and Australia.

"There is never a perfect time to transition the CEO role, but I feel that now is the right time.  Vermilion is well placed to perform strongly over the next decade.  We have strategically positioned our operations both domestically and internationally and built a robust portfolio of assets with well-defined growth opportunities.  We have assembled an impressive board of directors, and created a high performing organization that has delivered top quartile returns to our shareholders and is recognized for its strong corporate culture, management expertise and discipline, and its bright and talented team of people.  I am tremendously proud of what we have achieved together, and would like to thank all of our people and the board for their contributions over the years and wish them continued great success moving forward."

Anthony Marino joined Vermilion in May 2012 as Chief Operating Officer, following a record of success in both technical and management roles at several major and independent oil and gas companies.  He became Vermilion's President & COO in March 2014.  During his tenure with the Company, he has led significant operational advancements, including the formation of our current business unit structure, our shift to balanced growth between our North American and overseas units, and the continuation of Vermilion's historical record of operational excellence and improvements in capital efficiency.

"Tony has an unwavering commitment to adding value for our shareholders, as well as advancing the interests of all stakeholders in our communities.  Under his leadership, and with the support of our board of directors, l know that Vermilion will continue as a recognized leader in our industry and will preserve and enhance the successful corporate culture we have built over the past two decades," stated Mr. Donadeo.  "There is no doubt that the current external environment is difficult.  There is also no doubt in my mind that it will get better with time.  Vermilion is extremely well positioned to take advantage of this shift when it happens.  With Tony's strong leadership, technical and business skills, coupled with Vermilion's highly capable management team and dedicated workforce, I have a great deal of confidence that the Company will continue to grow and thrive well into the future."

Mr. Marino has a Bachelor of Science degree with Highest Distinction in Petroleum Engineering from the University of Kansas and a Master of Business Administration degree from California State University at Bakersfield.  He is a registered professional engineer and holds the Chartered Financial Analyst designation.

About the Appointees

Editors please note: Photos of Mr. Donadeo and Mr. Marino are available at www.vermilionenergy.com

Lorenzo Donadeo

Mr. Donadeo has more than 34 years of experience in the oil and gas business, including mergers and acquisitions, gas marketing, production, exploitation and field operations in western Canada and internationally in Australia, France, the Netherlands, Trinidad and Tobago.  Mr. Donadeo co-founded Vermilion Resources Ltd., now Vermilion Energy Inc., in 1994 as executive vice president and Chief Operating Officer.  From 2003 to March 3, 2014, Mr. Donadeo served as President and Chief Executive Officer and has held the title of Chief Executive Officer since that time.  Mr. Donadeo served as the Executive Vice-President and Chief Operating Officer of Vermilion when the Company made its initial international forays into France (1997) and later Trinidad and Tobago (1999) through Aventura Energy Inc.  Mr. Donadeo was President and CEO of Vermilion when the Company founded Verenex in 2004, a company that was subsequently active in Libya.  Prior to Vermilion, Lorenzo worked at Dome Petroleum and Amoco Canada, as well as a private oil and gas company.  Under Mr. Donadeo's leadership, Vermilion more than tripled its production and firmly established its legacy as one of Canada's leading international producers with added positions in the Netherlands, Australia, Ireland, Germany, Hungary and Croatia.

Mr. Donadeo holds a B.Sc. Mechanical Engineering (Honours) from the University of Alberta.

Anthony Marino
Mr. Marino is an accomplished senior executive with a proven track record of high performance during his 32-year career in the energy industry.  Mr. Marino is currently President & Chief Operating Officer of Vermilion and joined Vermilion in June, 2012 as Executive Vice President & Chief Operating Officer.  Prior to joining Vermilion, Mr. Marino held the position of President and Chief Executive Officer of Baytex Energy Corporation, after initially serving as Baytex's Chief Operating Officer.  Prior to joining Baytex, Mr. Marino held the role of President and Chief Executive Officer of Dominion Exploration Canada Ltd.  Earlier in his career, Mr. Marino held a variety of technical and management positions with AEC Oil and Gas (USA) Inc., Santa Fe Snyder Corp. and Atlantic Richfield Company.  Mr. Marino has a record of increasing production and reducing costs in each of these engagements, and has contributed to significant market out-performance in each of his senior executive roles with public companies. In addition to his operating experience, Mr. Marino also has an extensive background in business development and oil and gas marketing.

Mr. Marino holds a B.Sc. Petroleum Engineering with Highest Distinction from the University of Kansas, an Masters of Business Administration from California State University, and the Chartered Financial Analyst designation.

About Vermilion Energy Inc.

Vermilion is an oil-leveraged producer that seeks to create value through the acquisition, exploration, development and optimization of producing properties in North America, Europe and Australia.  Our business model targets annual organic production growth of 5% or more along with providing reliable and increasing dividends to investors.  Vermilion is targeting growth in production primarily through the exploitation of light oil and liquids-rich natural gas conventional resource plays in Canada and the United States, the exploration and development of high impact natural gas opportunities in the Netherlands and Germany, and through drilling and workover programs in France and Australia.  Vermilion also holds an 18.5% working interest in the Corrib gas field in Ireland.  Vermilion pays a monthly dividend of Canadian $0.215 per share, which provides a current yield of approximately 6%.  Management and directors of Vermilion hold approximately 6% of the outstanding shares, are committed to consistently delivering superior rewards for all stakeholders, and have delivered a 20-year history of market outperformance.  Vermilion trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbol VET.

SOURCE Vermilion Energy Inc.

%CIK: 0001293135

For further information: Dean Morrison, CFA, Director, Investor Relations, Suite 3500, 520 - 3rd Avenue S.W., Calgary, Alberta, T2P 0R3, Phone: (403) 269-4884, Fax: (403) 476-8100, IR Toll Free: 1-866-895-8101, www.vermilionenergy.com

CO: Vermilion Energy Inc.

CNW 02:05e 30-NOV-15